UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

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to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Interim Report on Operations as of 30 September 2015

►    REVENUES: 14.9 BILLION EUROS, -3.9% COMPARED WITH THE FIRST NINE MONTHS OF 2014, IN ORGANIC TERMS

►    EBITDA: 6.1 BILLION EUROS BEFORE DISCOUNTING THE IMPACT OF NON-RECURRING CHARGES FOR 460 MILLION EUROS (-4.8% ON THE FIRST NINE MONTHS OF 2014)

►    NET PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS: 362 MILLION EUROS. THE FIGURE WOULD HAVE EXCEEDED 1 BILLION EUROS, WITHOUT COUNTING NON-RECURRING CHARGES AND INCOME AND THOSE CONNECTED WITH THE BOND BUYBACK, AS WELL AS BY THE DYNAMICS OF THE VALUATION OF THE MANDATORY CONVERTIBLE BOND

►    ADJUSTED NET FINANCIAL DEBT AS OF 30 SEPTEMBER 2015: 26.8 BILLION EUROS, DOWN BY 188 MILLION EUROS IN THE THIRD QUARTER OF 2015

►    INDUSTRIAL INVESTMENTS: 3.2 BILLION EUROS (2.6 BILLION EUROS IN THE FIRST NINE MONTHS OF 2014).

►    IN THE THIRD QUARTER 2015 REVENUES FROM MOBILE TELEPHONY ARE BACK TO BEING POSITIVE IN ITALY: +1.5% ON THE THIRD QUARTER 2014

►    PLAN TO STRENGTHEN EQUALITY OF ACCESS TO THE FIXED NETWORK INFRASTRUCTURE FOR ALL OPERATORS APPROVED

►    IDENTICAL PROCEDURES WILL BE INTRODUCED FOR THE ACTIVATION (DELIVERY) OF LINES AMONG THE OTHER OPERATORS AND COMMERCIAL DIVISIONS OF TELECOM ITALIA AND THE QUALITY OF SUPPORT (ASSURANCE) WILL BE FURTHER IMPROVED

►    ORGANISATIONAL INDEPENDENCE WILL BE STRENGTHENED IN THE OPEN ACCESS DEPARTMENT, WHICH WILL WORK ALONGSIDE WHOLESALE WITH THE AIM OF IMPROVING THE EFFECTIVENESS AND EFFICIENCY OF SERVICES DELIVERED TO OLOs

***

Telecom Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

The results of the third quarter of 2015 will be illustrated to the financial community during a conference call scheduled for Friday, 6 November 2015 at 12 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 0633168. Those unable to connect live may follow the presentation until 13 November by calling: +39 06334843 (access code 824743#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/9M2015/ita

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Interim Report on Operations of the Telecom Italia Group as of 30 September 2015 has been drawn up in accordance with article 154–ter (Financial Reports) of Legislative Decree No. 58/1998 (Consolidated Finance Law [Testo Unico della Finanza]- TUF), as subsequently amended and supplemented. This document also includes the Abbreviated Consolidated Financial Statements as of 30 September 2015 prepared in accordance with IFRS accounting principles issued by IASB and endorsed by the EU and, in particular, with IAS 34 Interim Financial Reporting. The Abbreviated Consolidated Financial Statements as of 30 September 2015 are not audited.

The accounting policies and consolidation principles adopted in preparing the Abbreviated Consolidated Financial Statements as of 30 September 2015 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2014, to which reference can be made, except for the application of new Standards/Interpretations adopted by the Group starting from 1 January 2015. Moreover, as illustrated in the notes to the Abbreviated Consolidated Financial Statements as of 30 September 2015, the new Standards/Interpretations have not had any effect on the Group's consolidated Financial Statements.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial book debt carrying amount and adjusted net financial debt.

Note that the chapter "Business Outlook for the 2015 fiscal year” contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Milan, 5 November 2015

The Telecom Italia Board of Directors, chaired by Giuseppe Recchi, met today to examine and approve the Group’s Interim Report on Operations as of 30 September 2015. Among other things, the plan to strengthen equality of access to the fixed network infrastructure for all operators has been approved.

“Our plan for ultrabroadband in Italy continues at full speed: in these first nine months of the year, we have laid around 1.2 million km of fibre at a speed of 180 km laid each hour", the Group Chairman, Giuseppe Recchi, comments. “We have already reached more than 40% of the population with fibre and 86% with LTE technology, also thanks to the strong drive we have given to innovative investments dedicated to the development of new generation networks and services, which today account for 40% of total domestic."

“The results of the third quarter confirm the trend of improving revenues, particularly in mobile, which records an increase of 1.5% on the third quarter 2014 and a solid recovery also with respect to the other periods", Marco Patuano, Chief Executive Officer of Telecom Italia, adds. "And with the reorganisation of Open Access we want to allow the structural paradigm of the wholesale access market to evolve, putting our commercial division on the same level as that of the OLOs. The aim is to guarantee a better service to our "competitors-customers" and help create a more stable regulatory context that will facilitate investments.  A process of transformation towards a new equivalence model that will therefore allow for the joining of industrial purposes with objectives more closely linked to regulatory requirements.”

***

The Group closed the first nine months of 2015 with consolidated turnover of 14.9 billion euros, down 6.9% on the first nine months of 2014 (-3.9% in organic terms).

EBITDA comes to 5.6 billion euros, down 14.8% on the first nine months of 2014

(-13.0% in organic terms) and suffers the negative impact of non-recurring charges for a total of 460 million euros. Without these, the organic change in EBITDA would have been       -4.8%.

EBIT comes to 2.8 billion euros, recording a downturn of 17.5% on the first nine months of 2014 (-16.1% in organic terms), affected negatively by non-recurring net charges for a total of 124 million euros, without which the organic change to EBIT would have been -9.4%. Period profits attributable to parent company shareholders were 362 million euros (985 million euros during the first nine months of 2014). In addition to net non-recurring charges, they also suffered the negative impact of the bond buyback transactions carried out during the first part of the year and some items of a purely accounting and valuation nature, which do not generate any financial adjustments, particularly in connection with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued by TI Finance late 2013 with a maturity at three years. In the absence of these impacts the profits of the first nine months of 2015 would have been over 1 billion euros.

Industrial investments for the first nine months of 2015 of 3,233 million euros (2,640 million euros in the first nine months of 2014), confirm the acceleration programme envisaged by the business plan for the three years 2015-2017. In Italy, the strong impetus of the investment plan dedicated to the

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it development of new generation infrastructure enabled the company to reach, with fibre optic

(NGN), 40% of the population, equating to around 10.2 million homes, and with the

4G mobile network (LTE), 86% of the population.

Adjusted net financial debt amounts to 26,804 million euros as of 30 September

2015, down by 188 million euros in the third quarter of 2015.

The domestic market, in the first nine months of 2015, confirmed and improved the gradual recovery in the turnover compared to the previous quarters, thanks to the attenuation of the dynamic of contraction of traditional services and the development of innovative ones. In particular, the Mobile segment recorded a return to a positive position with revenues of the third quarter 2015 up 1.5% on the same period of 2014, supported by the greater penetration of mobile internet and a holding firm of the market share. Revenues from mobile services record a decline of 1.5% during the third quarter 2015 as compared with one year ago, showing a recovery of approximately 1 pp with respect to the second quarter 2015.

In the Fixed segment, the revenue recovery trend was supported by positive growth in broadband ARPU, progressive growth in ADSL customers, with premium bundle/flat offers and the development of ICT services. Revenues from fixed services show a decline of 1.8% during the third quarter 2015, slightly better than the drop shown in the second quarter 2015 (-1.9%).

In Brazil – in a macro-economic context that continues to worsen, resulting in a contraction of domestic demand, rising inflation and the devaluation of the real against the euro from 3.22 reais at the end of 2014 to 4.45 reais on 30 September 2015 - Tim Brasil has substantially maintained its market share in the Mobile segment, significantly increasing its postpaid customer base. At the same time, a worsening trend is seen in turnover, due to acceleration of the phenomenon of migrating from traditional voice/SMS services to innovative-IP solutions, and a further reduction in mobile termination rates (MTR) in force since the end of February 2015 and, finally, a significant reduction of turnover from handsets sales. The negative dynamic in mobile revenues was partly mitigated by growth in the turnover of the Fixed segment, in particular in the business wholesale segment of the subsidiary Intelig and thanks to the Broadband segment of TIM Live. Despite the decline in turnover, the efficiency drives and initiatives to cut costs have allowed TIM Brasil to recover around 4 pp in profitability during the third quarter 2015.

EQUALITY OF ACCESS TO THE FIXED NETWORK FOR ALL OPERATORS

The Board of Directors has also approved the plan to introduce a new equivalence model, aimed at further strengthening the efficiency and effectiveness of the delivery (activation) and assurance (support) processes in the supply of wholesale services for access to the Telecom Italia fixed network supplied to its commercial management and OLOs. A change will be made to the company's organisational structure that will affect Open Access and National Wholesale Services. In short, this will make the two structures report hierarchically to the same manager of a new Wholesale department.

The new equivalence model will ensure that the sales divisions of Telecom Italia are on an equal footing with those of the OLOs, for more effective internal and external equality of treatment and greater transparency in the management of line activation requests.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Telecom Italia will invest over 120 million euros in strengthening equality of access to its infrastructure. The whole process will be implemented within 24 months, reflecting the most recent regulatory guidelines and will entail a strong interaction with the various players in the ecosystem for the assessment of the performance.

The main aim is to place the "OLO" at the heart of the activities of the new Wholesale department, thus developing the structural paradigm of the wholesale access market.

As an initial and immediate step in this process, the company gave life to the Wholesale Department, entrusted to Stefano Ciurli and bringing together the Open Access Department and the National Wholesale Services Department, report directly to the CEO, with responsibility for: ensuring the development of the wholesale business, innovation, defining the supply and marketing of the respective products and services, ensuring the end-to-end delivery and assurance process for the services provided to retail and wholesale customers, along with effective management of the access network infrastructure and according to principles of non-discrimination between internal and external activities; ensuring the overall governance and end-to-end monitoring of performance and process indicators, with the aim of maximising the quality of the services delivered and ensuring fairness and transparency.

RESULTS OF THE FIRST NINE MONTHS OF 2015

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes in perimeter occurred in the first nine months of 2015:

•  INWIT S.p.A. (Domestic Business Unit): was established in January 2015;

•  Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solution S.p.A. bought 100% of the company.

The following changes to the consolidation area occurred during 2014:

•  Telecom Italia Ventures S.r.l. (Domestic Business Unit): was established in July 2014;

•  Rete A S.p.A. (Media Business Unit): on 30 June 2014 Persidera S.p.A. acquired 100% of the company, and as a consequence, Rete A became part of the consolidation area of the Group and was fully consolidated; on 1 December 2014 the merger by incorporation of Rete A into Persidera was completed;

•  TIMB2 S.r.l. (Media Business Unit): was established in May 2014;

•  Trentino NGN S.r.l. (Domestic Business Unit): on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, that therefore entered the Group's consolidation area.

TELECOM ITALIA GROUP

Revenues in the first nine months of 2015 amounted to 14,875 million euros, down 6.9% from the 15,972 million euros recorded in the first nine months of 2014 (-1,097 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 3.9% (-602 million euros).

Revenues, broken down by business unit, are as follows:

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

(million euros)	1.1 - 30.9 2015		1.1 - 30.9 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	11,127	74.8	11,336	71.0	(209)	(1.8)	(2.2)
Core Domestic	10,287	69.2	10,551	66.1	(264)	(2.5)	(2.5)
International Wholesale	971	6.5	905	5.7	66	7.3	2.3
Olivetti	123	0.8	154	1.0	(31)	(20.1)	(20.1)
Brazil	3,696	24.8	4,617	28.9	(921)	(19.9)	(9.2)
Media and Other Assets	90	0.6	51	0.3	39
Adjustments and eliminations	(38)	(0.2)	(32)	(0.2)	(6)
Consolidated Total	14,875	100.0	15,972	100.0	(1,097)	(6.9)	(3.9)

EBITDA for the first nine months of 2015 amounted to 5,616 million euros (6,588 million euros in the first nine months of 2014), down by 972 million euros, with an EBITDA margin of 37.8% (41.2% in the first nine months of 2014).

Organic EBITDA decreased by 838 million euros (-13.0%) compared with the first nine months of 2014, with an EBITDA margin down by 3.9 percentage points from 41.7% in the first nine months of 2014 to 37.8% in the first nine months of 2015.

EBITDA in the first nine months of 2015 suffered the negative impact of non-recurring charges in the total amount of 460 million euros. These charges - connected with events and operations that, by nature, do not take place continuously in normal operations - are highlighted insofar as of significant amount and include charges deriving from company reorganisation/restructuring, charges consequent to regulatory disputes and sanctions and related liabilities, charges for disputes with former employees and liabilities with customers and/or suppliers.

Without these charges, the organic change in EBITDA would have been -4.8%, with an EBITDA margin of 40.8%, down 0.4 percentage points on the first nine months of 2014.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	1.1 - 30.9 2015		1.1 - 30.9 2014		Changes
		% of total		% of total	absolute	%	% organic

Domestic	4,525	80.6	5,296	80.4	(771)	(14.6)	(14.8)
% of Revenues	40.7		46.7			(6.0) pp	(6.0) pp
Brazil	1,102	19.6	1,281	19.4	(179)	(14.0)	(2.3)
% of Revenues	29.8		27.7			2.1 pp	2.0 pp
Media and Other Assets	(8)	(0.1)	11	0.2	(19)
Adjustments and eliminations	(3)	(0.1)	−	−	(3)
Consolidated Total	5,616	100.0	6,588	100.0	(972)	(14.8)	(13.0)
% of Revenues	37.8		41.2			(3.4) pp	(3.9) pp

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Organic EBITDA is calculated as follows:

EBITDA – reconciliation of organic data

(million euros)	1.1 - 30.9	1.1 - 30.9	Changes
	2015	2014	absolute	%

EBITDA REPORTED	5,616	6,588	(972)	(14.8)
Foreign currency financial statements translation effect		(137)	137
Changes in the scope of consolidation		3	(3)
ORGANIC EBITDA	5,616	6,454	(838)	(13.0)
of which non-recurring Income/(Charges)	(460)	71	(531)
ORGANIC EBITDA excluding non-recurring component	6,076	6,383	(307)	(4.8)

EBIT for the first nine months of 2015 amounted to 2,800 million euros (3,393 million euros in the first nine months of 2014), down by 593 million euros (-17.5%), with an EBITDA margin of 18.8% (21.2% in the first nine months of 2014).

Organic EBIT was down 537 million euros, with an EBITDA margin of 18.8% (21.6% in the first nine months of 2014).

EBIT for the first nine months of 2015 suffered the negative impact of net non-recurring charges for a total of 124 million euros: the non-recurring charges already mentioned in the comment on EBITDA (460 million euros) were offset by the positive impact of the capital gain of approximately 336 million euros deriving from the sale of the telecommunications towers in Brazil. Without these non-recurring charges and income, the organic change in EBIT would have been -9.4%, with an EBITDA margin of 19.7%.

Net consolidated profits attributable to Shareholders of the Parent company in the first nine months of 2015 were 362 million euros (985 million euros during the same period of 2014). In addition to net non-recurring charges, they also suffered the negative impact of the bond buyback transactions carried out during the period and some items of a purely accounting and valuation nature, which do not generate any financial adjustments, particularly in connection with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued late 2013 with a maturity at three years. In the absence of these impacts the profits of the first nine months of 2015 would have been over 1 billion euros.

Capex in the first nine months of 2015 was 3,233 million euros, up 593 million euros (+22.5%) on the first nine months of 2014, and breaks down as follows by operational sector:

(million euros)	1.1 - 30.9 2015		1.1 - 30.9 2014		Change
		% of total		% of total

Domestic	2,297	71.0	1,792	67.9	505
Brazil	930	28.8	843	31.9	87
Media and Other Assets	6	0.2	5	0.2	1
Adjustments and eliminations	−	−	−	−	−
Consolidated Total	3,233	100.0	2,640	100.0	593
% of Revenues	21.7		16.5		5.2 pp

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Capital expenditure for the Domestic Business Unit recorded an increase of 505 million euros compared to the first nine months of 2014.  This increase is due to the growth in innovative investments dedicated to developing new generation networks and services (+412 million euros), which represented more than 40% of total investments (about 30% in the corresponding period of 2014) and the 117 million euros spent on extending the GSM licence for a further three years.

Industrial investments in the Brazil Business Unit show an increase of  87 million euros compared to the first nine months of 2014, including the negative exchange rate effect of 100 million euros; these investments were primarily directed to the evolution of the industrial infrastructure and the sales support platforms.

Cash flow from operations is positive by 1,551 million euros  (2,272 million euros in the first nine months of 2014).

Adjusted net financial debt as of 30 September 2015 was 26,804 million euros, an increase of 153 million euros compared with 31 December 2014 (26,651 million euros); it incorporates the impacts connected with the operative and financial management and payment of tax and dividends, as well as the effects of bond buybacks and income from the INWIT I.P.O. on the domestic market (855 million euros) and the sale of ownership of the towers in Brazil (for approximately 340 million euros, net of the leaseback of the part share), as well as the effects deriving from the recording of a greater debt for financial leases of the Telecom Italia S.p.A. real estate project (1,018 million euros).

Net financial book debt was equal to 27,967 million euros (28,021 million euros as of 31 December 2014).

During Q3 2015, adjusted net financial debt  dropped by 188 million euros compared with 30 June 2015: the positive financial trend, together with the effects of the additional net income derived from the sale of transmission towers in Brazil and the additional 3.64% of INWIT for the exercise of the greenshoe option, offset the disbursement deriving from the payment of income tax and the impacts of the greater debt deriving from the posting among financial liabilities of the current value of payments due on financial leases for the real estate project.

The liquidity margin as of 30 September 2015 is 13.2 billion euros, (13.1 billion euros as of 31 December 2014), and consists of 6.2 billion euros in cash (6.1 billion euros as of 31 December 2014) and unused committed credit lines totalling 7 billion euros (equal to those existing as of 31 December 2014). This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

Group headcount for the Group as of 30 September 2015, excluding the 16,273 units related to Discontinued Operations, was 66,073, including 52,700 in Italy (66,025 as of 31 December 2014, including 52,882 in Italy).

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

***

BUSINESS UNIT RESULTS

DOMESTIC

Domestic revenues, fell by 1.8% in reported terms and 2.2% in organic terms to 11,127 million euros (11,336 million euros in the first nine months of 2014).

Performance for the first nine months of 2015 showed revenues down by 209 million euros (-1.8%) compared with the same period of 2014, with an improving trend compared with previous periods (Q3 2015: -1.4%; second quarter: -1.6%; first quarter: -2,6%). In particular, the revenues from Mobile in the third quarter go back to being positive, with growth of +1.5% on the same period of last year (second quarter: -2.2%; first quarter: -2,0%).

This recovery in performance was primarily attributable to an improvement in the competitive environment, which led to a gradual dynamic stabilisation of the customer base and ARPU on traditional services, in particular in the Mobile segment, and an acceleration of development in connectivity services and content on broadband and ultra-broadband networks.

Highlights:

►     Core Domestic Revenues

Core Domestic revenues amount to 10,287 million euros and fell by 2.5% (10,551 million euros in the first nine months of 2014).

The performance of the various market segments as compared with the same period of 2014 is as follows:

•  Consumer: the revenues of the first nine months of 2015 for the Consumer segment amounted to 5,369 million euros, with a reduction of 45 million euros (-0.8%) compared to the same period of 2014. Performance, albeit still slightly negative, confirms the gradual recovery, with a result that returned to being positive in the third quarter (+0.5% compared with -1.6% in the second quarter and -1.5% in the first quarter). Specifically:

–                Mobile revenues were 2,598 million euros, increasing compared with 2014 (+4 million euros, +0.2%) with a positive performance in the third quarter (+3.3%) and recovering significantly compared with previous periods (second quarter of 2015: -1.6%, first quarter 2015: -1,5%). Revenue from services were down by 51 million euros (-2.2% compared with the first nine months of 2014), confirming the strong recovery trend (-0.3% in the third quarter of 2015, -2.1% in the second quarter, -4.3% in the first quarter). This recovery in performance is attributable to a cooling of competitive pressure, a gradual stabilisation of market share and constant growth in mobile Internet;

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

–                Fixed line revenue was 2,800 million euros, -48 million euros (-1.7% compared with the first nine months of 2014), though slightly worse than the previous quarters. This revenue confirms the improving trend shown since the second half of 2014 (-2.2% in the third quarter of 2015, -1.5% in the second quarter, -1.3% in the first quarter) thanks to growth in the Broadband market share and positive trend in ARPU, supported by the higher proportion of customers taking up premium bundle/flat and Fibre offers.

•  Business: revenue in the Business segment was 3,428 million euros, down by 160 million euros compared with the first nine months of 2014 (-4.5%), and confirm, as previously highlighted in respect of the Consumer market, the recovering trend that began during 2014 (revenue from services: -3.7% in the third quarter of 2015, -3.6% in the second quarter, -6.4% in the first quarter). Specifically:

–                the fall in revenues from Mobile services in the first nine months of 2015 (-45 million euros, -5.0% compared with the same period of 2014) primarily took place in traditional mobile outgoing voice and messaging services (-76 million euros) by virtue of the customer repositioning on bundle formulas  with a lower overall ARPU level, only partially offset by the positive performance of new digital services (+27 million euros, +7.4% compared with the same period of the previous year) thanks in particular to the browsing component (+29 million euros, +9.8% compared with the same period of the previous year);

–                revenues from Fixed services (-108 million euros, -4.4% in the first nine months of 2015 compared with the same period of the previous financial year) continued to be affected by the slow recovery in the economic situation, with a contraction in the prices of traditional voice and data services and the technological shift to VoIP systems, partially offset by constant growth in ICT revenues (+6.3%), particularly in Cloud services (+31.3% compared with the first nine months of 2014).

•  National Wholesale: the Wholesale segment records revenues  of 1,337 million euros for the first nine months of 2015, down by 36 million euros (-2.6%) on the corresponding period of 2014. The reduction is mainly due to the migration away from offers of traditional circuits towards more competitive solutions on new generation IP/Ethernet networks, the migration of accesses and interconnection flows from traditional networks towards IP solutions and the reduction of revenues from mobile traffic on national roaming.

►     International Wholesale – Telecom Italia Sparkle Group Revenues

The first nine months of the 2015 Telecom Italia Sparkle Group - International Wholesale revenues amounted to 971 million euros, a significant increase compared to the corresponding period of 2014 (+66 million euros, +7.3%). In particular, such increase is related to revenues for Phone services (+39 million euros, +6.0%) and revenues for IP/Data services (+29 million euros, +15.7%). The other business segments remain substantially stable (- 2 million euros, -2.8%).

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

►     Olivetti Revenues

In the nine months of 2015, revenues from core business lines (Office, Retail and Systems and Advanced Caring) came to 123 million euros. Particularly noteworthy in the Office BU is the increased revenue from the supply of multifunctional products under long-term rental agreements (+16 million euros compared with the first nine months of 2014), while in Retail and Systems, solutions and services for vertical markets and mobility (+4 million euros compared with the first nine months of 2014) performed positively, and Advanced Caring recorded an increase in revenue from services of over 3 million euros.

The EBITDA of the Domestic Business Unit in the first nine months of 2015 amounted to 4,525 million euros, with a reduction of 771 million euros compared with the same period of 2014 (-14.6%), with an EBITDA margin of 40.7% (-6.0 percentage points compared with the same period of 2014).

Organic EBITDA decreased by 786 million euros (-14.8%) compared with the first nine months of 2014, with an EBITDA margin down by 6.0 percentage points from 46.7% in the first nine months of 2014 to 40.7% in the first nine months of 2015.

EBITDA in the first nine months of 2015 suffered the negative impact of non-recurring charges in the total amount of 446 million euros.

Without these charges, the organic change in EBITDA would have been -5.1%, with an EBITDA margin of 44.7%, down 1.3 percentage points on the first nine months of 2014, with an improving trend compared with the first half of the financial year (3.8% in the third quarter of2015 compared with -5.8% in the first quarter).

EBIT in the first nine months of 2015 was 2,090 million euros (2,845 million euros during the same period of 2014), down 755 million euros (-26.5%) compared with the first nine months of 2014, with an EBITDA margin of 18.8% (25.1% in the first nine months of 2014).

Organic EBIT was down 764 million euros, with an EBITDA margin of 18.8% (25.1% in the first nine months of 2014).

EBIT for the first nine months of 2015 suffered from the negative impact of non-recurring charges for a total of 446 million euros. Without these, the organic change in EBIT would have been -7.6%, with an EBITDA margin of 22.8%.

EBIT in Q3 2015 was 868 million euros, down by 114 million euros compared with the corresponding period of 2014 (-11.6%).

The headcount, of 52,726 employees, fell by 350 units compared to 31 December 2014.

At the end of 2014, Telecom Italia launched a Real estate project, which envisages a restructuring plan, the closure of some properties and renegotiation of leases with the related owners, with a view to ensuring efficiency and savings, mainly through an extension of contractual expiry dates and a reduction in rental fees.

With reference to the first nine months of 2015, please note that three properties that are considered strategic have been purchased. Negotiations have also drawn to a close on approximately 600 lease contracts or new contracts have been stipulated.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

More than half these lease contracts were previously posted according to the operating lease method; following the contractual changes made, the latter have now been posted to the financial position as at 30 September 2015, in accordance with the finance method (Tangible assets held under finance lease agreements). The renegotiation and/or stipulation of new contracts, together with the different accounting treatment, have determined an overall impact on the equity position as at 30 September 2015 of 1,018 million euros in terms of greater tangible assets and related finance lease payables. As the above-specified contractual changes took place starting from June 2015, the economic benefits of the renegotiations will be seen as from the last part of 2015.

Activities connected with the development of the Project will continue over the next few months and will - when fully up and running - entail a significant reduction in the rental costs as well as savings on energy, facility services, a rationalisation of spaces and the costs connected with the dispersion of the offices.

In June 2015, the listing process (IPO) of the ordinary shares of INWIT S.p.A. on the Electronic Share Market organised and managed by Borsa Italiana S.p.A. was completed successfully. This was followed in July by the exercise of the greenshoe option, which led to the sale of the minority share, consisting of 39.97% of the ordinary shares, and to the collection of 855 million euros, net of ancillary charges. As the transaction did not result in the loss of control over INWIT by Telecom Italia, in compliance with the accounting standards, it was treated as a transaction between shareholders, hence no impacts were noted on the income statement and the positive effects of the transaction were posted directly to increase the Shareholders' Equity attributable to the Shareholders of the Parent company, for a total of 279 million euros, net of ancillary charges and tax.

BRAZIL

(average reais/euro exchange rate 3.52233)

Revenues in the first nine months of 2015 amounted to 13,017 million reais, down by 1,313 million reais (-9.2%) on the same period of 2014. Revenues from services reached 11,508 million reais, with a reduction of 621 million reais compared to 12,129 million reais in the first nine months of 2014 (-5.1%). The lower turnover is attributable to the revenue component from incoming mobile traffic (-758 million reais, -39.2%) due to the reduction in mobile termination rates (MTR) and the lesser volumes, as well as the traditional outgoing voice traffic and SMS text messages (-895 million reais, -13.1%). These effects are only partially offset by the increase recorded in revenues from the innovative component, mobile data and VAS content (+987 million reais, +40.8%).

Mobile ARPU in the first nine months of 2015 was 16.4 reais compared to 17.6 reais in the same period of 2014 (-6,8%). Revenues from product sales stood at  1,509 million reais (2,201 million reais in the first nine months of 2014, -31.4%); this reflects the impact of the Brazilian macroeconomic crisis of family spending trends.

The total number of lines as of 30 September 2015 was 72,573 thousand, showing a reduction compared to 31 December 2014, and corresponding to a market share of approximately 26% (27% as of 31 December 2014).

Revenues in the third quarter of 2015 totalled 4,117 million reais, 736 million reais less than the same period last year (-15.2%); the fall compared to the third quarter of 2014 was 261 million reais in services (-6,5%) while the reduction in handset sales was 475 million reais (-58.8%) compared to the third quarter of 2014.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

In the first nine months of 2015, EBITDA was 3,882 million reais, 93 million reais down on the same period of 2014 (-2.3%). The fall in the EBITDA was attributable to the lower revenues, which were partially offset by the lower costs, mainly for purchasing materials and services and due to the lower percentages payable to other operators, despite the higher staff costs. The EBITDA margin was 29.8%, up 2.1 percentage points on the first nine months of 2014.

EBITDA in the third quarter of 2015 was 1,285 million reais, down by 45 million reais compared with the corresponding period of 2014 (-3.4%), with an EBITDA margin of 31.2% in the quarter, up by 3.8 pp compared with the third quarter 2014.

EBIT of the first nine months of 2015 amounted to 2,595 million reais an improvement of 866 million reais on the first nine months of 2014. Despite the lesser contribution of EBITDA, this result benefits from the positive impacts resulting from the conclusion of the first two tranches of the sale of telecommunications towers to American Tower do Brasil. More precisely, at the time of the sale, the capital gain generated on assets sold amounts to 1,184 million reais and is already net of ancillary charges.

Headcount stood at 13,113 employees (12,841 as of 31 December 2014).

During the second and third quarter of 2015, the Tim Brasil Group concluded the sale of the first two blocks of telecommunications towers (5,301 sites) to American Tower do Brasil; the transaction entailed an overall collection of 2,414 million reais (approximately 685 million euros) and the simultaneous stipulation of a finance lease contract for the towers used by the Tim Brasil Group, with the posting of a financial debt of 1,207 million reais (approximately 343 million euros); a capital gain was recorded on the income statement, net of ancillary charges, of 1,184 million reais (approximately 336 million euros).

MEDIA

Revenues in the first nine months of 2015 amounted to 62 million euros, up by 11 million euros (+21.6%) compared with the 51 million euros of the first nine months of 2014. This variation, positively affected by the integration of the activities of former Rete A (acquired on 30 June 2014 and merged with Persidera S.p.A. in December 2014) not present in the first nine months of 2014, can be fully attributed to the Network Operator.

EBITDA for the first nine months of 2015 is positive by 21 million euros and 2 million euros better (+10.5%) compared with the same period of 2014 (19 million euros).

EBIT for the first nine months of 2015 is positive by 4 million euros (negative by 2 million euros in the first nine months of 2014).

The merger by incorporation of Telecom Italia Media into Telecom Italia took effect as from the end of 30 September 2015.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Headcount stood at 85 employees (89 employees at 31 December 2014).

***

EVENTS SUBSEQUENT TO 30 September 2015

AFTIC decision regarding the sale to Fintech of the controlling stake in Sofora-Telecom Argentina

See the Press Release on the same subject issued on 16 October 2015 by Telecom Italia S.p.A..

Agreement signed by Telecom Italia S.p.A. with the trade unions

On 27 October 2015, Telecom Italia S.p.A. and the Fistel-Cisl, Uilcom and UGL trade unions signed the agreements for the management of 2,600 redundancies through solidarity contracts.

These agreements govern up to a maximum of 3,287 voluntary early retirements based on article 4 of the so-called "Fornero Law".

The agreement is part of the discussions being held between the parties aimed at analysing and identifying the best alternatives for dealing with redundancies, as identified during analyses carried out by the company and resulting from rationalisation processes affecting all companies operating in the telecoms sector.

In particular, the agreements provide for the use of:

•     (Defensive) solidarity: "defensive" solidarity is introduced, as reformed by the Jobs Act, as the main tool for dealing with redundancies. A Solidarity Contract will be stipulated for around 30,400 Telecom Italia S.P.A. workers, envisaging the vertical reduction of working hours, for a total of 23 days per year (8.85% of the monthly working hours). Solidarity will start this coming 4 January 2016 and last for 24 months, with the commitment, by agreement of the parties, of extending it for a further 12 months. The application of solidarity will not relate to staff carrying out some company duties with specific needs for operative continuity.

•     Voluntary early retirements (pursuant to Art. 4 of the Fornero Law): on the basis of current legislation, the parties have defined that, on a voluntary basis, Telecom Italia S.p.A. workers who, by 31 December 2018 will have fulfilled the minimum requirements for retirement within the following four years (estimated to be 3,287 people potentially) will be able to stop work early. The company will pay, through INPS, on a monthly basis, until the retirement pension becomes payable, the pension accrued until the moment of departure from the company, together with the respective social security contributions.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

In order to mitigate the economic disadvantage of its employees who will see their income reduced due to the solidarity days, only partly offset by the INPS contribution, in the agreement Telecom Italia S.p.A. has decided to provide for the granting of company loans at low interest rates (official ECB refinancing rate, currently equal to 0.05%).

At the end of the period of validity of the Solidarity Contract, where the objectives of the plan to absorb the redundancies have been met, Telecom Italia will pay the employees involved in the Solidarity Contract a one-off bonus of an amount which will vary according to the classification of their employment contract.

As a result of these agreements, Telecom Italia S.p.A. expects to incur total costs of around 400 million euros, before tax.

Similar agreements may be extended in the coming months to a number of companies in the Telecom Italia Group.

Extraordinary transactions

The Board of Directors has resolved the implementation of the merger by incorporation of the wholly owned subsidiaries Emsa Servizi S.p.A. being wound up and OFI Consulting S.r.l. and the cross-border merger by incorporation of the wholly owned subsidiary Telecom Italia Deutschland Holding GmbH.

The mergers, which are designed to pursue the simplification of the Group's corporate structure, do not alter the capital of Telecom Italia; they are expected to be completed by the first quarter of 2016.

***

OUTLOOK FOR THE 2015 FINANCIAL YEAR

Domestically, during the last few months of 2015, the telecommunications market will continue to experience a falling trend in traditional services (access and voice), largely offset by increased revenue from innovative services, thanks to the growing demand for connectivity and digital services. The combined effect of these phenomena is expected to result in a much more limited overall reduction in the market compared with previous financial years (particularly in the Mobile sector) and with the reduction recorded in the previous quarters of 2015.

In Brazil, however, the macroeconomic context points to further deterioration; the high volatility and uncertainty of all the major variables (i.e. exchange rates, gross domestic product, inflation, interest rates, employment) combine with operating dynamics affected by the greater sensitivity of the prepaid segment, the historical strength of the Tim Brasil group, and with the economic slowdown. An acceleration in the process of transition/substitution from traditional services to Data/IP solutions, the reduction in mobile termination rates (MTR) and the competitive environment, which is exerting downward pressure on traditional revenues (voice and messaging), complete the picture.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

As announced in the 2015-2017 Plan, the Telecom Italia Group will continue to leverage its market shares to increase the dissemination of innovative services, enabled by the strong acceleration of investments in the latest generation of infrastructure. More specifically, the five areas of technological development will regard fixed ultrabroadband with fibre optic, mobile ultrabroadband, the development of new data centres to support cloud services, international fibre connections and the transformation of industrial processes aimed at ensuring a structural reduction of the operating costs by simplifying and modernising the infrastructures. These investments are creating the conditions for stabilisation and a recovery in sales.

Overall investments in the Domestic area in the plan horizon will total more than 10 billion euros, around 5 billion euros of which solely for innovative developments (NGN, LTE, Cloud Computing , Data Centres, Sparkle and Transformation), which by 2017 will enable 75% of the population to access fibre optic, and over 95% to access 4G. In Brazil, investments will be increased, with the aim of extending both 4G and 3G coverage.

In this context, for the current financial year, ongoing gradual improvement in operating performance is expected in the domestic market, consistent with the dynamics described in the three-year Plan for 2015-2017. As regards the Tim Brasil group, the recent negative evolution of the reference context does nonetheless leave room to pursue "data-centred" commercial initiatives and cost reduction activities, which will lead to a recovery in turnover performance and profitability in the direction indicated in the 2015 - 2017 Plan.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of the Italian Consolidated Law on Financial Intermediation, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

Italia S.p.A. – Registered office: Via G. Negri 1, 20123 Milan Tax-code/VAT no. and enrolment in the Milan Business Register: 00488410010 Share capital  € 10.740.236.908,50  fully paid-up                                                             certified e-mail address [casella PEC]: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager